FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-263203

Dear owner in Millicom,

7 for 10 Rights Offer at SEK 106.00 per new SDR or USD 10.61 per new Share

1.	Introduction:

On November 12, 2021, Millicom announced the acquisition of the remaining 45% equity stake in our joint venture business in Guatemala (“Tigo Guatemala”) for USD 2.2 billion in cash. With this transaction, we now own a 100% equity interest in Tigo Guatemala and have consolidated our position as the leading telecommunication service provider in Central America. At the time of the acquisition, the funding was provided by a group of leading international banks. The bridge funding was intended to be refinanced with approximately USD 1.5 billion of new long-term debt and approximately USD 750 million of new equity, which Millicom is now seeking to raise via a rights offering (the “Rights Offer”).

The purpose of this letter is to explain the rationale for launching the Rights Offer and why the Board of Directors and the executive management team1 believe this is in the best interests of Millicom equity holders. The letter also provides details of how you can participate in the Rights Offer.

Under the terms of the Rights Offer, Millicom is offering seven new Swedish Depository Receipts (“SDRs”) for every ten SDR rights owned at a subscription price of SEK 106.00 per new SDR, and seven new common shares for every ten common share rights owned at a subscription price of USD 10.61 per common share. As a part of the Rights Offer, equity holders of record on May 23, 2022 will receive preferential subscription rights. If you hold SDRs, please refer to the last page in this letter for a description of how to proceed in order to exercise your SDR rights.

2.	Reasons for the acquisition of Tigo Guatemala:

Tigo Guatemala is the most profitable business within the Millicom Group, with an EBITDA2 margin of 53.6% in 2021. The acquisition of the remaining 45% equity interest was in line with our stated inorganic capital allocation strategy, which includes acquisitions of the remaining minority interests owned by third parties in our operations, when we believe those transactions can be executed in an accretive manner. In recent years, Tigo Guatemala has grown to become the biggest contributor to the Group’s cash flow generation.

1 However, neither I, the executive management team nor our Board of Directors (nor any committee thereof) has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for new SDRs or common shares or take no action with respect to your rights based on your own assessment of your best interests.

2 EBITDA and operating cash flow (OCF), which are used throughout this letter, are Non-IFRS measures. Please refer to the end of this letter for non-IFRS disclosures and a reconciliation of these measures to the nearest equivalent IFRS measures. EBITDA margin is EBITDA as a percentage of revenue.

Over the last five years, Tigo Guatemala has proven a strong growth track record with revenue growing at a compounded annual rate of over four percent and EBITDA increasing at a compounded annual growth rate of over six percent. In addition, there has been a sustained growth through the pandemic.

The Guatemalan market is an underpenetrated two-player mobile and fixed telecommunications market, where Tigo Guatemala is the number one market player in Mobile and Broadband, and the second largest in Pay TV3. The Guatemalan economy as a whole has shown resiliency and was one of the least impacted economies during the pandemic, and the currency, the Guatemala Quetzal, has been very stable compared to the US dollar for the last 20 years.

Finally, the purchase price of the remaining 45% in Tigo Guatemala represented an attractive valuation given the high cash flow profile of the business.

3.	Financial impact of the acquisition:

As a result of the acquisition, Millicom fully consolidates Tigo Guatemala’s results and balance sheet. In 2021, Tigo Guatemala’s revenue grew 6.5% to USD 1.6 billion, EBITDA rose 10.2% to USD 857 million and operating cash flow (“OCF”) increased 10.4% to USD 660 million.4

4.	Shareholder intentions and Board and management indications:

Several of our largest institutional shareholders have already informed us of their intentions to fully subscribe for their respective pro rata shares in the Rights Offer. Additionally, I plan to exercise my rights in full, and all our directors and all members of our executive team have indicated that they also plan to exercise their rights in full, except for one director and one member of the executive team who have indicated that they plan to partially exercise their rights.

I would like to thank all our equity holders for your trust, and I hope that you will consider exercising your preferential subscription rights to further strengthen Millicom and take part in our continued growth journey.5

Mauricio Ramos

CEO, Millicom

3 Pay TV consists of direct-to-home satellite TV and cable TV services.

4 EBITDA and OCF are Non-IFRS measures. Please refer to the end of this letter for non-IFRS disclosures and reconciliations of these measures to the nearest equivalent IFRS measures.

5 Neither we nor our board of directors (nor any committee thereof) has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares/SDRs, or simply take no action with respect to your rights based on your own assessment of your best interests.

Important information:

This communication is not an offer to sell or the solicitation of an offer to buy any securities, and neither we nor Millicom will offer or sell the securities referred to herein in any jurisdiction in which such offer or sale would be unlawful.

You were, as of May 23, 2022, registered as an SDR holder or common shareholder in Millicom, and have received SDR/common share subscription rights which give you a preferential right to subscribe for new SDRs/common shares in the Rights Offer. If you hold SDRs, please refer to the last page for a description of how holders of SDR rights may proceed to subscribe for new SDRs. A prospectus prepared in accordance with Prospectus Regulation (EU) 2017/1129 and approved by the Swedish Financial Supervisory Authority (the “Swedish Prospectus”) with information regarding the Rights Offer and a detailed description of Millicom and Tigo Guatemala is now available for eligible investors at www.nordea.se/prospekt and at www.millicom.com/investors. Only eligible investors may access the Swedish Prospectus and subscribe for new SDRs.

This communication does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) and does not constitute an offer to acquire securities. Any offer to acquire the securities in connection with the Swedish offering will be made, and any investor should make their investment, solely on the basis of information that will be contained in the prospectus to be made available in connection with the Swedish offering through Millicom’s website, subject to applicable jurisdictional restrictions.

Important information for persons in the United States:

The Rights Offer referred to in this communication may be made in the United States only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Millicom has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) on March 1, 2022 and a related prospectus supplement on May 18, 2022 for the Rights Offer (the “US Prospectus”). Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and the documents incorporated by reference in the prospectus and prospectus supplement as well as the other documents Millicom has filed with the SEC for more complete information about Millicom and the Rights Offer. In particular, you should read the section titled “Risk Factors” in the prospectus supplement and the information in Item 1 of our Report on Form 6-K, filed with the SEC on May 10, 2022. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Millicom’s agent for the Rights Offer will arrange to send you the prospectus at no charge if you request it by calling toll-free +1 (888) 789-8409.

Important dates:

May 27–June 13, 2022: New SDRs/common shares can be subscribed for. Payment for subscription of new SDRs must be received by Nordea6 no later than 15:00 CET on June 13, 2022. Payment for subscription of new common shares must be made no later than 5:00 p.m. New York City time on June 13, 2022.

June 8, 2022: Last day of trading in SDR/common share subscription rights on Nasdaq Stockholm/Nasdaq US.

June 17, 2022: Announcement of the outcome of the Rights Offer.

In order to ensure that the SDR/common share subscription rights received do not become void and without value, the SDR holder/common shareholder must either use the SDR/common share subscription rights by subscribing for new SDRs/common shares no later than June 13, 2022 or by selling the SDR/common share subscription rights that the holder does not intend to use no later than June 8, 2022.

6 Nordea Bank Abp, filial i Sverige is not registered as a broker or dealer in the United States and will not be engaging in direct communications relating to the Rights Offer to investors located within the United States (whether on a reverse-inquiry basis or otherwise).

Reconciliations of Non-IFRS Measures:

The non-IFRS measures presented below are not measures permitted or required under IFRS, and these measures may not be comparable to similarly-titled measures presented by other companies. These non-IFRS measures should not be considered a substitute for performance or liquidity measures presented under IFRS. Investors are cautioned not to place undue reliance on these non-IFRS measures.

Guatemala EBITDA (USD in millions)

	2016	2020	2021
Operating Profit	330	451	530
Add back:
Depreciation and amortization	280	323	326
Share of profit in joint ventures	-	-	-
Other operating income	21	3	1
EBITDA	631	778	857

Guatemala OCF (USD in millions)

	2020	2021
EBITDA	778	857
Less:
Capex	181	197
OCF	598	660

For SDR holders only

Subscription for new SDRs representing common shares with SDR subscription rights

1. You are allocated SDR subscription rights

For each Millicom SDR you owned on the record date, you will receive one (1) subscription right	One (1) Millicom SDR	One (1) subscription right

2. How to exercise the SDR subscription rights

Ten (10) SDR subscription rights + SEK 742.00 (SEK 106.00 * 7) entitles you to seven (7) new Millicom SDRs	Ten (10) SDR subscription rights + SEK 742.00 (SEK 106.00 * 7)	Seven (7) new Millicom SDRs

3. If you have a VP account (i.e. directly registered) and are resident in Sweden

You wish to exercise all your SDR subscription rights	Use the pre-printed issue statement distributed by Euroclear Sweden.

You have purchased, sold or transferred SDR subscription rights to/from your VP account	Fill in the subscription form from Nordea[7] which can be obtained by emailing Nordea at Issuerservices.se@nordea.com. Payment is done in accordance with the instructions on the subscription form.

Please note that those with a VP account (i.e. directly registered) and resident outside Sweden should read “Subscription and payment by SDR holders with directly registered holdings not residing in Sweden” in the section “Terms and conditions of the offering” in the Swedish Prospectus. SDR holders with a VP account that reside in the United States or are otherwise “U.S. persons” (as defined in Regulation S under the Securities Act of 1933, as amended) should read “SDR Rights Holders Not Residing in Sweden” in the US Prospectus. If you hold your SDRs with one or more depositories, banks or securities institutions, you will receive information from your nominee(s) about the SDR subscription rights. Please follow the instructions that you receive from your nominee(s).

7 Nordea Bank Abp, filial i Sverige is not registered as a broker or dealer in the United States and will not be engaging in direct communications relating to the Rights Offer to investors located within the United States (whether on a reverse-inquiry basis or otherwise).